

DIVISION OF
CORPORATION FINANCE

January 31, 2017

By E-Mail

Eleazer Klein, Esq.
Schulte Roth & Zabel
919 Third Avenue
New York, NY 10022

> **Re:** **Immunomedics, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed on January 30, 2017 by venBio Select Advisor LLC, et. al.**
> **File No. 000-12104**

Dear Mr. Klein:

We have reviewed your filing and have the following comment.

1. We note your disclosure that "…our nominees are aligned with the best interests of stockholders, as demonstrated by the market's favorable response to our nominees." Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your assertion that the market has reacted favorably to your nominees.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions